Exhibit 99.1

For Immediate Release

NOVADAQ Announces Definitive Agreement to Acquire Aïmago SA

Toronto, Ontario — April 24, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), the leading developer and provider of clinically relevant imaging solutions for use in surgical and diagnostic procedures, announced today that it has entered into a definitive agreement to acquire all outstanding shares of Aïmago SA (“Aïmago”). Aïmago is a privately held medical imaging company, founded in 2008 as a spin off from Ecole Polytechnique Fédérale de Lausanne (“EPFL”), a Switzerland based academic and research institution.

Aïmago’s lead product, the EasyLDI Perfusion Camera, incorporates patented, high-speed, full field laser Doppler technology. The design of the device is tablet inspired, and is capable of “point-and-shoot” perfusion imaging at the surface of the skin, without the need to administer any imaging agent to patients. The EasyLDI Perfusion Camera is FDA 510(k) cleared and CE marked and Aïmago has installed the first four commercial systems at key opinion leading sites in Europe. EasyLDI’s ability to rapidly visualize surface perfusion is expected to be optimal for screening and pre-diagnostic uses in multiple settings including doctors’ offices where patients are assessed for wounds, burns and limb ischemia. The product will complement NOVADAQ’s SPY® technology which provides deeper, detailed quantitative vascular and microcirculation blood flow and perfusion assessment capabilities, typically during treatments in operating rooms and wound care clinics.

Dr. Jian Farhadi, Director Department of Plastic & Reconstructive Surgery, St Thomas’ Hospital, London, commented, “We purchased EasyLDI initially for breast reconstruction, but it is now being used on a daily basis in many additional specialties including colorectal surgery, radiology, and trauma, to make treatment decisions during a procedure. Imaging of perfusion of different body areas has become integral to procedures and I’m convinced that this field will continue to grow.” Professor Wassim Raffoul, Chairman of the Department for Plastic and Hand Surgery and Director of the Burn Unit at the Centre Hospitalier Universitaire de Lausanne CHUV added, “EasyLDI is fully integrated into our daily clinical decision making both in surgery as well as for early and accurate burn depth assessment. Also, since the device is non-invasive and intuitive, we regularly use it in the outpatient clinic to evaluate wounds and extremity perfusion.”

“NOVADAQ has created the market for perfusion imaging, and the acquisition of Aïmago fits with our strategy to expand our product and patent portfolios, and our clinical ecosystem, by providing relevant imaging solutions for use at multiple points throughout the patient care continuum,” stated Dr. Arun Menawat, Ph.D., MBA, President and Chief Executive Officer of NOVADAQ. Dr. Menawat continued, “With combined offerings that now include EasyLDI and our family of SPY® Imaging products, NOVADAQ will be able to provide optimized perfusion assessment capabilities from the point of patient screening and admission, through to treatment and follow-up. EasyLDI is already FDA cleared and as such, we expect to start post-marketing studies in patients with chronic non-healing wounds in the United States in the third quarter of 2014.”

Michael Friedrich, CEO of Aïmago, commented, “Since Aïmago’s inception in 2008, our engineers have worked to create a unique and innovative laser-based perfusion assessment technology. As CEO of Aïmago, my goal was to validate the clinical benefit and commercial business potential for the technology. Now, I look forward to working with Arun and his team over the next several months to transfer Aïmago’s technology to NOVADAQ, and I am confident that NOVADAQ will make EasyLDI a significant commercial success.”

Under terms of the agreement, NOVADAQ will pay to Aïmago shareholders, an upfront consideration of US$10 million, which includes US$6.5 million in cash, plus US$3.5 million in NOVADAQ stock. If certain regulatory and commercial milestones are achieved in the future, NOVADAQ may also pay contingent earn out considerations totaling an additional US$2.4 million, which may be satisfied in cash or in NOVADAQ stock at NOVADAQ’s option. NOVADAQ will acquire all of Aïmago’s assets on a cash-free/debt-free basis, including tangible assets and intellectual property assets, which include three owned patent families and four patent families licensed from EPFL. Upon closing, Aïmago will become a fully owned NOVADAQ subsidiary. The Aïmago transaction is subject to regulatory approvals and customary closing conditions. Until all the closing conditions are satisfied or waived, there can be no assurances that this transaction will be completed. If all closing conditions are satisfied, the transaction is expected to close within 30 days. Canaccord Genuity and De Pfyffer Avocats (Geneva) acted as acquisition advisors to NOVADAQ, and MedCap Advisors and WalderWyss (Zürich) acted as acquisition advisors to Aïmago.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 100 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds. In August 2013, NOVADAQ acquired the surgical scintigraphy imaging technology, which is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. NOVADAQ’s unique business model of partnering with market-leading companies to drive adoption of our imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

1-905-629-3822 ext: 218

dmartin@novadaq.com